FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

FOR IMMEDIATE RELEASE
PSFT-72

PeopleSoft Comments on U.S. Department of Justice’s
Hart-Scott-Rodino Second Request to Oracle

PLEASANTON, Calif. – June 30, 2003 – PeopleSoft, Inc. (Nasdaq: PSFT) today responded to Oracle Corporation’s (Nasdaq: ORCL) announcement that it has received a request for additional information (“Second Request”) from the United States Department of Justice, Antitrust Division, in connection with its unsolicited $19.50 per share tender offer for PeopleSoft:

Oracle’s announcement that the Antitrust Division of the U.S. Department of Justice has requested additional information regarding Oracle’s unsolicited tender offer is not a surprise. PeopleSoft has consistently maintained that the proposed combination of PeopleSoft and Oracle faces substantial regulatory delays and a significant likelihood that the transaction would be prohibited. Today’s announcement underscores this point.

The Second Request made by the DOJ extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, during which the Department of Justice is permitted to thoroughly review Oracle’s proposed transaction.

About PeopleSoft
PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information
PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements
This press release may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.

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PeopleSoft® and the PeopleSoft logo are registered trademarks of PeopleSoft Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

Contacts: Lori Varlas Investor Relations PeopleSoft (877) 528-7413 lori_varlas@peoplesoft.com	Steve Swasey Public Relations PeopleSoft (925) 694-5230 steve_swasey@peoplesoft.com